Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year
(Dollar amounts in millions)	October 31, 2010	October 31, 2009	2010	2009	2008	2007	2006
Income from continuing operations before income taxes(1)	$16,066	$15,129	$22,118	$20,867	$20,122	$19,023	$17,498
Capitalized interest	(53)	(72)	(85)	(88)	(150)	(182)	(157)
Consolidated net income attributable to the noncontrolling interest	(448)	(338)	(513)	(499)	(406)	(425)	(324)

Adjusted income from continuing operations before income taxes	15,565	14,719	21,520	20,280	19,566	18,416	17,017

Fixed Charges:
Interest (2)	1,686	1,622	2,160	2,267	2,267	2,009	1,603
Interest component of rent	472	434	597	406	464	368	328

Total fixed charges	2,158	2,056	2,757	2,673	2,731	2,377	1,931

Income from continuing operations before income taxes and fixed charges	$17,723	$16,775	$24,277	$22,953	$22,297	$20,793	$18,948

Ratio of earnings to fixed charges (times)	8.2	8.2	8.8	8.6	8.2	8.7	9.8

(1)	All prior periods have been adjusted to reflect the effect of the accounting change.
(2)	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.